

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2012

<u>Via E-mail</u>
Steven J. Douglas
Brookfield Property Partners L.P.
Three World Financial Center
11th Floor
New York, NY 10281-1021

> **Re: Brookfield Property Partners L.P.**
> **Registration Statement on Form 20-F**
> **Filed April 12, 2012**
> **File No. 001-35505**

Dear Mr. Douglas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please limit the amount of cross-references you use, especially if you are referring the reader to multiple pages of text for the information needed to respond to the question asked. For example, please provide in Items 5.D, 6.D and 8.B concise, focused discussions in response to the information requested for these items in Form 20-F rather than referring the reader to another part of the prospectus.

2.   We note your disclosure on page 3 that your "same store analysis" compares the performance of the property portfolio adjusted for the effect of current and prior year dispositions and acquisitions, one-time items and foreign exchange. We also note the disclosure on page 60 that you evaluate the performance of management using a "same store analysis." Please clarify whether NOI is solely presented on a same-store

basis and tell us what types of "one-time items" are factored in. We may have further comments.

3.   We note your references on page 43 and 45 to Appendix A to the Form 20-F. We are unable to locate this appendix. Please revise your disclosure to include such appendix or advise.

4.   You disclose on page 7 that the Property Partnership, the Holding Entities and your operating entities are legally distinct from your company and some of them are restricted in their ability to pay dividends and distributions or otherwise make funds available to your company pursuant to local law, regulatory requirements and their contractual agreements. Please tell us what consideration you gave to the amount of your restricted net assets and how you complied with the requirements of Rule 5-04 of Regulation S-X for Schedule I. Please also tell us how your footnote disclosures comply with paragraph 41(d) of IAS 27 and paragraph 37(f) of IAS 28.

Overview of our Business, page 37

5.   We note your disclosure on page 38 where you state that you hold interests in an 18 million square foot office development pipeline and a $350 million retail redevelopment pipeline. Here and elsewhere, where you have similar disclosure, please revise your disclosure to provide the anticipated completion date, costs incurred to date and budgeted costs. In addition, please clarify if this development pipeline includes the five development projects referenced on page 64. For completed developments, please disclose development costs per square foot.

Competitive Strengths, pages 39 – 40

6.   We note that you intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $1.00 per unit on an annualized basis, which initially represents an estimated dividend yield of approximately 4% of IFRS Value. We also note that you will target an initial pay-out ratio of approximately 80% of FFO. With a view toward disclosure, please provide us with the basis for your dividend projection to support how you determined that you have sufficient cash available to pay the dividend. Also, revise to balance your disclosure to state that any distributions are not guaranteed and describe the risks that could impact such distributions.

Development of Our Business, page 40

7.   We note your disclosure on page 41 regarding the estimated compound annual return (IRR) of approximately 15.4% from 1989 through December 31, 2011. We further

note this IRR was determined using the value of Brookfield's investments in commercial property as of December 31, 2011 "(which includes valuations of unrealized investments that are based on assumptions management believes are reasonable), compared to the aggregate equity investments made in such commercial property and includes all net proceeds generated by these investments." Please more specifically tell us how you calculated this amount, clarify whether this amount reflects any management fees and describe the assumptions management believes are reasonable.

Operating Platforms, page 42

8.   We note the chart on page 43 referencing the "In-place Market Net Rent" and "Our In-place Net Rent." Please explain how you calculate each of these amounts and whether "Our In-place Net Rent" accounts for tenant concessions or abatements and quantify such amounts. In addition, please explain why you have excluded office assets held within your opportunistic investment platform and quantify the portion of your office assets that such opportunistic investments represent.

9.   We note your statement on page 1 that all operating and statistical information is presented as if you own 100% of each property in your portfolio. We also note the disclosure in the tables regarding your proportionate interest in the assets before considering minority interests and your proportionate interest in those assets net of minority interests. Please revise throughout to clarify, if true, that the proportionate interests net of minority interests represents your economic interests in the properties and explain the relevance of the proportionate interest in the assets before considering the minority interests.

10.   Please revise the lease expiration tables on page 44 and page 47 to include the number of tenants whose leases will expire, the annual rental represented by such leases, and the percentage of gross annual rental represented by such leases.

Multi-Family and Industrial Platform, page 48

11.   Please revise this section to provide property operating data, as applicable, such as occupancy rate, average effective annual rent per square foot, list of major tenants, lease expiration schedule and other rental information, for the 11,900 multi-family units and the several industrial properties in the United States consisting of approximately 2 million square feet of industrial space.

Opportunistic Investment Platform, page 49

12.   Please revise this section to disclose the amount invested in each of these assets, including distressed and underperforming real estate assets and businesses and commercial real estate mortgages and mezzanine loans. Also, please tell us what assets are included in the "other real estate assets" referenced on page 49.

13.   Please tell us how you evaluate the credit quality of the assets and revise your disclosure to provide the credit quality of the assets.

14.   Please revise your disclosure to provide the interest rate type and the asset duration, as applicable.

Organizational Structure, page 54

15.   We note the organizational chart on page 54 is a simplified summary of your organizational structure. Please revise your disclosure to:

        (i)   briefly explain how the chart is simplified;
        (ii)   identify the holding entities, including the holding entity in which Brookfield holds $1.5 billion of redeemable securities;
        (iii)   provide the voting interests held in the entities;
        (iv)   describe the limited partnership units held by Brookfield which are redeemable for cash or exchangeable for units in accordance with the Redemption-Exchange Mechanism; and
        (v)   explain the cases in which the ownership percentages are presented as a range.

16.   We note that Brookfield holds $1.5 billion of redeemable preferred shares of one of your holding entities, which it received as partial consideration for causing the Property Partnership to acquire substantially all of Brookfield Asset Management's commercial property operations. Please revise to describe in more detail the business transaction and spin-off, including total number of shares to be issued and total consideration received by Brookfield in exchange for its commercial property operations. Please describe, if true, how that Brookfield retains 90% of the ownership interests in the Holding Entities and Operating Entities through limited partnership units that are redeemable for cash or exchangeable for units in accordance with the Redemption-Exchange Mechanism and more specifically describe the Redemption-Exchange Mechanism.

Performance Measures, page 60

17.   We note your disclosure of FFO. Please clarify if your FFO measure is consistent with the NAREIT definition or if it is consistent with "EPRA Earnings" measure. Identify the differences, if any. We may have further comments.

Outlook, page 63

18.   For each of the segments (as applicable), please revise your disclosure here or elsewhere in the document to discuss your leasing activities, including a discussion of the volume of new or renewed leases, and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions.

19.   For each of the segments (as applicable), please revise your disclosure to discuss the relationship between market rents and expiring rents for leases expiring in 2012.

20.   We note your table on page 69 where you disclose historical occupancy rates. Please revise your disclosure to provide historical same store occupancy.

Liquidity and Capital Resources, page 77

21.   We note your disclosure on page 77 regarding the various sources of cash flows of your operating entities that supplement your liquidity. In particular, we note the table at the bottom of the page and the contributions from parent company. We further note the disclosure on page F-8 regarding contributions from parent company and distributions from parent company. Please revise page 77 to reconcile this disclosure or advise.

Critical Accounting Policies, Estimates and Judgments, page 84

Investment Properties, page 85

22.   Please expand your disclosure to discuss how you determine the extent to which you utilize valuations of operating properties and development properties prepared by qualified external valuation professionals; address how you determine the properties selected for appraisals and how often each property gets an appraisal.

23.   We note that you record commercial developments at fair value. Please tell us how you determined that fair value for properties under construction is reliably determinable. Reference is made to paragraph 53 of IAS 40.

Reconciliation of Performance Measures to IFRS Measures, pages 89 – 91

24.   We note you have provided a full condensed proportionate balance sheet and income statement as if your equity method investments were proportionately consolidated. This appears to be a Non-IFRS presentation. Please clarify your consideration of

Question 102.10 of the Division's Compliance and Disclosure Interpretations for Non-IFRS Financial Measures which prohibits full non-IFRS financial statement presentation based on the premise of placing undue prominence to the non-IFRS information.

Commercial Property Operations of Brookfield Asset Management, Inc.

25.   We note from disclosures on page 42, that in the first quarter of 2012, Brookfield announced a joint venture with an industrial partner to acquire, develop and manage industrial property. Please clarify whether any probable acquisitions have been identified for the company as a whole. To the extent there are probable acquisitions, please tell us your consideration of the additional financial statement requirements of Regulation S-X.

Note 2 – Significant Accounting Policies

(a) Basis of Presentation, page F-9

26.   We note that certain resources are centralized by Brookfield and fees for access have been charged to the respective subsidiaries. Please further disclose the allocation method used for these fees and management's assertion that the method used is reasonable. Also, disclose management's estimate of what the expenses would have been on a stand-alone basis for each year when such basis produced materially different results.

(b) Investment Properties, page F-10

27.   Please clarify whether classification of investment property is difficult and subject to significant judgment. Reference is made to paragraphs 7 – 13 of IAS 40. To the extent it is difficult please revise your policy to disclose the criteria you use to distinguish investment property from owner-occupied property and from property held for sale in the ordinary course of business. Reference is made to paragraph 75(c) of IAS 40.

(l) Business Combinations, page F-14

28.   Please expand your policy to specifically address how you account for intangible
        assets acquired as a part of your acquisitions.

Note 5 – Investment Properties, page F-19

29.   Please tell us the portion of capitalized costs related to salaries and benefits.   To the
        extent significant, please revise to separately disclose and discuss significant
        fluctuations from year to year.

30.   Please expand the disclosure in the table to separately disclose additions resulting
        from acquisitions and those resulting from subsequent expenditure. Reference is
        made to paragraph 76(a) of IAS 40.

31.   Please disclose the contractual obligations to purchase, construct or develop
        investment property or for repairs, maintenance or enhances.   Reference is made to
        paragraph 75(h) of IAS 40.

32.   We note you obtain valuations of selected operating properties and development
        properties prepared by qualified external valuation professionals and consider the
        results of such valuations in arriving at your own conclusions on value.   Please
        clarify whether the external valuations received have been adjusted significantly and
        disclose the adjustments, if any, as well as the reasons for the adjustments. Reference
        is made to paragraph 77 of IAS 40.

Note 18 – Revenue and Property Net Operating Income, pages F-29 – F-30

33.   Please revise to clarify what types of expenses are included in direct operating
        expenses versus general and administrative expenses.

Schedule III, Supplemental Schedule of Investment Property Information, page F-42

34.   We note that your schedule varies from the form detailed in Rule 12-28 of Regulation
        S-X in light of the fact that you account for your operating properties at fair value.
        Please further tell us what consideration you gave to including a column to disclose
        weighted average year of construction.

Unaudited Pro-Forma Financial Statements

Note 1 – Nature and Description of the Limited Partnership, page PF-6

35.   Please specifically disclose your accounting treatment for each element of the spin-
        off and reorganization and your basis for the treatment. Separately address the

issuance of the redeemable preferred shares of one of the Holding Entities, the issuance of the redeemable-exchangable units of the property partnership, and the issuance of the preferred shares by each of the Holding Entities. Tell us the purpose of each issuance, how you determined the amounts, and why each issuance was recorded against equity. Tell us what consideration you gave to any compensation components.

36.   We note your sole direct investment will be a 10% limited partner interest in the property partnership.   We also note that you will control the strategic, financial and operating policy decisions of the property partnership pursuant to a voting agreement to be entered into between you and Brookfield.   It appears your basis for consolidation under IAS 27 comes from obtaining control pursuant to the voting agreement.   Please confirm and revise your disclosures to discuss your consolidation policy for the property partnership. Also, disclose the material terms of the agreement and explain how you determined that the agreement creates control by your company.

37.   Please clarify whether this voting agreement will be entered into in conjunction with the spin-off transaction.   If not, please clarify how you determined that the control derived from this voting agreement is factually supportable. Reference is made to Article 11 of Regulation S-X.

Note 4 – Pro-Forma Adjustments

38.   Please clarify why the non-controlling interests have not been adjusted for the 90% economic interest in the Property Partnership that will be owned by Brookfield Asset Management.

39.   Please revise to disclose an estimate for the integration costs that may be incurred upon consummation of the acquisition and other transactions.

(a) Acquisition of interests in certain Australian investments through participating loan interests, page PF-7

40.   We note that the Holding Entities will hold economic interests in certain properties in Australia in the form of participating loan agreements with Brookfield.   Please clarify whether these participating loan agreements will be entered into in conjunction with the spin-off transaction.   If not, please clarify how this adjustment is factually supportable.   In addition, please clarify the purpose for entering into these participating loan agreements and why certain agreements will be structured to provide control, while others will not.

41. We note that included in the participating loan notes will be an embedded derivative representing the Holding Entities' right to participate in the changes in the value of the referenced properties. Please clarify your accounting for this embedded derivative within IFRS and what adjustments have been made to the pro-forma financial statements to reflect this embedded derivative.

(c) Issuance of Preferred Shares, page PF-8

42. We note you have adjusted net income attributable to non-controlling interests for the dividends on the preferred shares issued by the Holding Entities of $1 million. Please clarify how this amount was determined.

(f) Management Fees, page PF-9

43. Please tell us your basis for assuming the excess amount to be zero for purposes of this adjustment and disclosure. Also, provide us with an example of the potential management fee payable based on a preliminary initial reference value and the pro-forma capitalization value at December 31, 2011 as an ending reference point.

Item 10.F. Distribution Reinvestment Plan, page 167

44. After mentioning that Brookfield has advised your company it may from time to time reinvest distributions it receives from you or the Property Partnership pursuant to the distribution reinvestment plans of your company and the Property Partnership, you observe that the units of the Property Partnership to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional units of your company. Please explain exactly how the units of the Property Partnership to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism.

Item 19. Exhibits, page 171

45. We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.

46. We note the exhibit list includes "form of" agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities

Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant